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Pan American Silver announces preliminary 2022 production results
All amounts are expressed in US$ unless otherwise indicated. Results are preliminary and unaudited and could be adjusted based on final results. This news release contains forward-looking information about expected future events and operating performance of Pan American Silver. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - Jan. 17, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") is pleased to announce its preliminary production results for the fourth quarter ("Q4 2022") and full year 2022 ("FY 2022"), with FY 2022 results in line with annual guidance.
•Consolidated silver production in 2022 of 18.5 million ounces was within the revised guidance range of 18.0 to 18.5 million ounces provided on November 9, 2022, and only modestly below the original guidance of 19.0 to 20.5 million ounces provided on February 23, 2022.
•Consolidated gold production in 2022 of 552.5 thousand ounces was within the original guidance range of 550.0 to 605.0 thousand ounces provided on February 23, 2022.
•Consolidated zinc production in 2022 of approximately 38 thousand tonnes was within guidance of 35 - 40 thousand tonnes, lead production of approximately 18 thousand tonnes was above guidance of 15 - 17 thousand tonnes, and copper production of approximately 5 thousand tonnes was modestly below guidance of 5.5 - 6.5 thousand tonnes, based on the original guidance ranges provided on February 23, 2022.
"I am very pleased with our team's efforts to deliver production results in line with our guidance for 2022. Q4 2022 results were led by strong production at Shahuindo and La Arena, as expected," said Michael Steinmann, President and Chief Executive Officer.
Pan American plans to release operating costs with its audited results for Q4 2022 and FY 2022 on February 22, 2023, after market close. Pan American and Yamana Gold Inc. (“Yamana”) are working together on a smooth integration of the Latin American assets and operating teams regarding the Arrangement (as defined herein) among Pan American, Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana. Pan American expects to provide annual production and cost guidance for 2023 for the combined entity shortly after completion of the Arrangement.

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Preliminary 2022 Production Results
Figures are preliminary and subject to final adjustment. The final figures will be provided in Pan American's financial results for Q4 2022 and FY 2022.

	Silver Production (thousand ounces)		Gold Production (thousand ounces)
	Q4 2022	FY 2022	Q4 2022	FY 2022
La Colorada	1,339	5,927	0.7	3.3
Huaron	1,025	3,660	0.2	0.9
Morococha(1)	—	324	—	0.1
San Vicente(2)	703	2,526	—	0.1
Manantial Espejo	1,010	3,463	8.9	26.6
Dolores	591	2,242	34.6	136.9
Shahuindo	77	260	49.7	151.4
La Arena	14	38	36.2	98.5
Timmins	4	15	34.0	134.6
Total(3)	4,763	18,455	164.4	552.5
(1)Morococha data represents Pan American's 92.3% interest in the mine's production. Morococha was placed on care and maintenance in February 2022.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

	Consolidated Base Metal Production (thousand tonnes)
	Q4 2022	FY 2022
Zinc	10	38
Lead	5	18
Copper	1	5
Special Meeting of Shareholders
On November 8, 2022, Pan American and Agnico Eagle announced an arrangement agreement among Pan American, Agnico Eagle, and Yamana whereby Pan American would acquire all of the issued and outstanding common shares of Yamana and the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana's interests in the Canadian Malartic mine, to Agnico Eagle, by way of a plan of arrangement under the Canada Business Corporations Act ("the Arrangement"). This is a transformational and strategic transaction for Pan American which will strengthen Pan American's position as the leader in silver and gold production in Latin American.
Pan American would like to remind shareholders of the special meeting of shareholders (the "Meeting") scheduled to take place on January 31, 2023 to consider an ordinary resolution to authorize the issuance of up to 156,923,287 Pan American common shares to the shareholders of Yamana as consideration in respect of the Arrangement. Shareholders of record on December 14, 2022 will be eligible to vote at the Meeting. A meeting of Yamana shareholders is scheduled to be held concurrently on January 31, 2023.
Pan American encourages shareholders to review the management information circular (the "Circular") in respect of the Meeting and to vote. The Circular has been publicly filed and is available on Pan American's website at https://www.panamericansilver.com/invest/arrangement-agreement-with-

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yamana/ and on SEDAR and EDGAR under Pan American's issuer profile at www.sedar.com and www.sec.gov, respectively.
Q4 2022 and FY 2022 Audited Results and 2023 Guidance
Pan American plans to release its audited results for Q4 2022 and FY 2022 on February 22, 2023, after market close. Details for the related conference call and webcast are as follows:
Date:            February 23, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        https://event.choruscall.com/mediaframe/webcast.html?webcastid=QKpLpGjJ
The live webcast, presentation slides and the Management's Discussion and Analysis for the three and twelve month periods ended December 31, 2022 will be available at panamericansilver.com. An archive of the webcast will also be available for three months on Pan American's website.
Pan American plans to issue 2023 guidance for the combined entity following the close of the transaction with Yamana, which is expected to occur in the first quarter of 2023.
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 23, 2022, filed at www.sedar.com, or Pan American's most recent Form 40-F filed with the Securities and Exchange Commission.
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, estimates of current production levels that remain subject to verification and adjustment, including our estimated production of silver, gold, and other metals in 2022; the timing and release of our guidance for production, costs and certain

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expenditures in 2023 and for our audited results for Q4 2022 and FY 2022; the timing of the Meeting and the meeting of Yamana’s shareholders; and the closing of the transaction with Yamana and Agnico Eagle.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to consummate the Arrangement with Yamana and Agnico Eagle; our ability to complete the smooth integration of Yamana’s Latin American assets and operating teams upon completion of the Arrangement; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; and prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the possibility that the transaction with Yamana and Agnico Eagle will not be completed; and those factors identified under the heading "Risk Factors" in the Circular, and under the heading “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.